SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

April 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,173,522(1)

	8.	Shared Voting Power 36,832,408(2)

	9.	Sole Dispositive Power 58,173,522

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) IN

1                                           David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2                                           David Martínez, together with Fintech Advisory Inc. and Fintech Telecom, LLC, exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,173,522(3)

	8.	Shared Voting Power 36,832,408(4)

	9.	Sole Dispositive Power 58,173,522

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

3                                           Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4                                           Fintech Advisory Inc., together with David Martínez and Fintech Telecom, LLC, exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,173,522

	8.	Shared Voting Power 36,832,408(5)

	9.	Sole Dispositive Power 58,173,522

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC

5                                           Fintech Telecom LLC, together with David Martínez and Fintech Advisory Inc., exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209

1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 36,832,408(6)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 36,832,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

6                                           Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons Nortel Inversora S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,832,408

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,832,408

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

This Amendment No. 6 (the “Sixth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Fifth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following:

On April 5, 2016, David Martínez submitted his resignation from the Board of Directors of the Issuer.  The Board of Directors accepted his resignation on April 18, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY, INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SOFORA TELECOMUNICACIONES S.A.

By:	/s/ Saturnino Funes
Name: Saturnino Funes
Title: President

NORTEL INVERSORA, S.A.

By:	/s/ Baruki González
Name: Baruki González
Title: President